SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on 2009 third quarterly results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 29, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT
Third Quarterly Results for 2009

§1       Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	This report was approved on the 3rd meeting of the Fourth Session of the Board of Directors of Sinopec Corp.

1.3	The financial statements in this report were not audited.

1.4
Mr. Su Shulin, Chairman of the Board of Directors, Mr. Wang Tianpu, vice Chairman of the Board of Director and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity and completeness of the financial statements contained in this Quarterly Report.

§2        Basic Information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Principal financial data and indicators prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”).

	At 30 September 2009	At 31 December 2008	Changes from the end of the preceding year (%)
Total assets (RMB millions)	843,734	763,297	10.5
Total equity attributable to shareholders of the Company (RMB millions)	364,867	329,300	10.8
Net assets per share attributable to equity shareholders of the Company (RMB)	4.208	3.798	10.8

	Nine-month periods ended 30 September (January ~ September)
	2009	2008	Changes over the same period of the preceding year(%)
Net cash flow from operating activities (RMB millions)	104,860	(4,434)	—
Net cash flow from operating activities per share (RMB)	1.209	(0.051)	—

	Three-month periods ended 30 September (July ~ September)			Nine-month periods ended 30 September (January ~ September)
	2009	2008	Changes over the same period of the preceding year(%)	2009	2008	Changes over the same period of the preceding year(%)
Net profit attributable to equity shareholders of the Company (RMB millions)	16,524	7,379	123.9	49,714	15,052	230.3
Basic earnings per share (RMB)	0.191	0.085	123.9	0.573	0.174	230.3
Diluted earnings per share (RMB)	0.190	0.078	143.6	0.570	0.135	322.2
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.191	0.095	101.1	0.575	0.192	199.5
Fully diluted return on net assets (%)	4.53	2.34	2.19 percentage points	13.63	4.77	8.86 percentage points
Fully diluted return (before extraordinary gain and loss) on net assets (%)	4.53	2.62	1.91 percentage points	13.66	5.26	8.40 percentage points

Extraordinary gain/loss items	Nine-month period ended 30 September 2009 (RMB millions)
Gain on disposal of fixed assets	(205)
Donations	146
Gain on disposal of long-term equity investments and financial assets	(228)
Net profit or loss of subsidiaries generated from a business combination involving entities under common control before acquisition date	(62)
Other non-operating income and expenses	379
Subtotal	30
Tax effect	(23)
Total	7
Attibutable to: Equity shareholders of the Company	112
Minority interests	(105)

2.1.2	Financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	At 30 September 2009	At 31 December 2008	Changes from the end of the preceding year (%)
Total assets (RMB millions)	852,985	779,172	9.5
Total equity attributable to equity shareholders of the Company (RMB millions)	363,539	327,889	10.9
Net assets per share (RMB)	4.193	3.782	10.9
Adjusted net assets per share (RMB)	4.102	3.690	11.2

	Nine-month periods ended 30 September (January ~ September)
	2009	2008	Changes over the same period of the preceding year(%)
Net cash flow generated from operating activities (RMB millions)	100,700	(11,443)	—

	Three-month periods ended 30 September (July ~ September)			Nine-month periods ended 30 September (January ~ September)
	2009	2008	Changes over the same period of the preceding year(%)	2009	2008	Changes over the same period of the preceding year(%)
Profit attributable to equity shareholders of the Company (RMB millions)	16,551	7,385	124.1	49,797	15,067	230.5
Basic earnings per share (RMB)	0.191	0.085	124.1	0.574	0.174	230.5
Diluted earnings per share (RMB)	0.190	0.078	143.6	0.571	0.135	323.0
Return on net assets (%)	4.55	2.34	2.21 percentage points	13.70	4.78	8.92 percentage points

2.2
Differences between net profit under ASBE and profit for the period under IFRS for the first three quarters of 2009 and shareholder’s equity under ASBE and total equity under IFRS as at 30 September 2009

2.2.1	Analysis of effects of major differences between the net profit under ASBE and the profit of the period under IFRS

Items	Nine-month periods ended 30 September
	2009 RMB millions	2008 RMB millions
Net profit under ASBE	51,835	13,466
Adjustments:
Reduced amortisation on revaluation of land use rights and others	95	17
Profit for the period under IFRS	51,930	13,483

2.2.2	Analysis of effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS

Items	At 30 September 2009 RMB millions	At 31 December 2008 RMB millions
Shareholders’ equity under ASBE	387,750	350,166
Adjustments:
Revaluation of land use rights and others	(1,529)	(1,624)
Total equity under IFRS	386,221	348,542

2.3	Number of shareholders at the end of the reporting period is 840,348, including 833,239 holders of A shares and 7,109 holders of H shares.

   List for number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period:

Number of shareholders at the end of the reporting period	840,348
Top ten shareholders of shares without selling restrictions
Name of shareholders (full name)	Number of shares held as at 30 September 2009 (10,000 shares)	Type of shares (A, H share or others)
HKSCC (Nominees) Limited	1,666,789.6	H
China Petrochemical Corporation	867,024.4	A
Guotai Junan Securities Co., Ltd.	36,590.6	A
China life Insurance Co. Ltd -Dividend-005L-FH002	29,139.2	A
Bosera Thematic Sector Equity Securities Investment Fund	6,146.7	A
Tongde Securities Investment Fund	4,300.6	A
Xingye Trend Investment Mixed Stock Fund	4,150.0	A
Changsheng Tongqing Detachable Trading Stock Fund	4,102.1	A
E Fund 50 Tradable Open-ended Securities Index Investment Fund	4,087.0	A
Shanghai Stock exchange Dividend Tradable Open-ended Securities Index Investment Fund	3,849.0	A

2.4       Review of operating results

In the first three quarters of 2009, faced with the negative effect of the international financial crisis on the world economy, the Chinese government implemented a stimulus package scheme, a proactive financial policy and a moderately loosed monetary policy that are designed to enable Chinese economy to maintain a satisfactory growth and achieving a GDP increase of 7.7%. The international crude oil prices skyrocketed and then moved in a narrow range. Domestically, the refined oil product price and tax reform programme has been carried out in order to improve the operational environment of refinery. The domestic demand for oil products has stopped falling and begun to rebound, the demand for chemical products has bounced back. The Company put great efforts in developing the market, enlarging production capacity, enhancing integration of production, sales and research, and the output of crude oil and gas and refinery throughput increased steadily.

Exploration & Production Segment: Strengthen refined exploration to improve development quality; intensify the integrated exploration-development management of key regions to enhance the potentials of existing oilfields; in the development of natural gas, proactively prepare for commissioning the Sichuan-to-East China Gas Project, which has been completed basically. In the first three quarters, the output of crude oil and natural gas of the Company increased by 1.28% and 0.20%, respectively, compared with the same period of last year.

Refining Segment: Carefully arrange the safe and high-load operations of oil refining and optimize the procurement and allocation of crude oil resources. Adjust product mix by increasing the output of products with highly added value to support the smooth progress of oil-refining device transformation project for nationwide implementation of the state-standard (III) gasoline and implementation of the state-standard (IV) gasoline in certain areas. In the first three quarters, the processing volume of crude oil increased by 2.99% and the output of oil product increased by 3.36%, compared with the same period of last year, and light products yield was further increased.

Marketing and Distribution Segment: Optimize the operating structure, expand terminal sales, strengthen the sales of gasoline and jet fuels, enlarge the scale of non-oil business and step up the cooperation with key customers. Expand the business of lube oil and fuel oil. Accelerate the construction of new gas stations. In the first three quarters, our domestic distribution and retail amount of oil products dropped by 5.53% and 9.32%, respectively, compared to the same period of last year. However, the data of the second quarter and the third quarter showed a quarter-on-quarter increase of 18.35% and 1.85%, respectively.

Chemicals Segment: Strongly expand the market of chemical products, reinforce the integration of production, sales and research, intensify customer service awareness, boost the development and application of new chemical products and increase the output of chemical products. In the first three quarters, the output of ethylene was 4.741 million tons, decreased by 2.25% and the output of synthetic resin was 7.408 million tons, increased by 1.05%, compared with the same period of last year.

Summary of Principal Operating Results for the First Three Quarters

Operating Data	Unit	Nine-month period ended September 30		Changes over the same period of the preceding year (%)
		2009	2008
Exploration and Production
Crude oil production	Million tonnes	31.73	31.33	1.28
Natural gas production	Hundred million cubic meters	61.17	61.05	0.20
Crude oil price realised	RMB / tonne	2183.35	4,698.73	(53.53)
Natural gas price realised	RMB / thousand cubic meters	960.11	934.38	2.76
Refining (Note 1)
Refinery throughput	Million tonnes	134.39	130.49	2.99
Gasoline, diesel oil and kerosene production	Million tonnes	83.63	80.91	3.36
Of which: Gasoline	Million tonnes	25.57	21.75	17.56
Diesel oil	Million tonnes	50.56	53.21	(4.98)
Kerosene	Million tonnes	7.50	5.95	26.05
Light chemical feedstock	Million tonnes	19.31	18.19	6.16
Light products yield	%	75.30%	74.64%	0.66 percentage point
Refinery yield	%	94.28%	93.76%	0.52 percentage point
Marketing and Distribution
Total domestic sales volume of refined oil products	Million tonnes	89.57	94.81	(5.53)
Of which: Retail volume	Million tonnes	57.67	63.60	(9.32)
Direct sales volume	Million tonnes	17.51	15.17	15.43
Wholesale volume	Million tonnes	14.39	16.04	(10.29)
Total number of service stations	Station	29,522	29,220	1.03
Of which: Number of company-operated service stations	Stations	28,874	28,578	1.04
Number of franchised service station	Stations	648	642	0.93
Average annual throughput per station (Note 2)	Tonne/station	2,663	2,967	(10.25)
Chemicals (Note 3)
Ethylene	Million tonnes	4.74	4.85	(2.25)
Synthetic resin	Million tonnes	7.41	7.33	1.05
Synthetic rubber	Million tonnes	0.64	0.65	(1.99)
Synthetic fiber monomer and polymer	Million tonnes	5.73	5.69	0.65
Synthetic fiber	Million tonnes	0.97	0.98	(1.53)
Urea	Million tonnes	1.40	1.20	17.03

Note 1:	The data of the refining segment of 2008 are restated upon the acquisition of Sinopec Qingdao Petrochemical Company Limited;

Note 2:	Throughput per station data is an annualised average;

Note 3:	Including 100% outputs of BASF-YPC and Shanghai Secco.

Capital expenditure:

The capital expenditure of the first three quarters was about RMB60.28 billion. RMB 28.664 billion was used for exploration and exploitation. Sichuan-to-East China Gas Project was approaching completion. Newly-constructed crude oil and natural gas production capacity was 4.12 million tons per year and 0.591 billion cubic meters per year, respectively. The capital expenditure for refining segment was RMB8.063 billion, mainly used in oil products quality upgrade projects and Zhanjiang refinery auxiliary facilities was put into operation smoothly. Chemical capital expenditure was RMB16.118 billion, and construction of two 1 million tonnes per year ethylene projects in Tianjin and Zhenhai was carried out on schedule. The capital expenditure of marketing and distribution was RMB 6.315 billion, and construction and acquisition of stations in key areas made achievements with 495 service stations added. The capital expenditure for corporate and others reached RMB1.120 billion.

§3 Significant events

3.1       Significant changes in major items contained in the consolidated financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and the reasons for such changes.

Items of Consolidated Balance Sheet	At 30 September 2009	At 31 December 2008	Increase/(decrease)		Main reason for Changes
			Amount	Percentage
	RMB millions		RMB millions	%
Bills receivable	5,166	3,660	1,506	41.15	Mainly attributable to the increased amount of bills received by Sinopec Corp.
Accounts receivable	29,074	12,990	16,084	123.82	Sinopec Corp. enlarged its production scale and the prices of the primary finished goods increased in the first three quarters of 2009.
Inventories	135,940	95,979	39,961	41.64	Mainly attributable to the increased prices of crude oil and other raw materials and the increase in inventory volumes as compared with those at the beginning of the year.
Short-term loans	48,377	74,415	(26,038)	(34.99)	Sinopec Corp. optimises its financing structure to decrease its financial expenses.
Bills payable	27,258	18,753	8,505	45.35	Sinopec Corp. optimises its financing structure to decrease its financial expenses
Accounts payable	92,069	56,464	35,605	63.06	Sinopec Corp. enlarged its production scale and the prices of the crude oil and other raw materials have increased in the first three quarters of 2009.
Taxes payable	11,464	6,816	4,648	68.19	Mainly attributable to the increase of consumption tax and income tax.
Non-current liabilities due within one year	7,630	19,511	(11,881)	(60.89)	Mainly attributable to the decrease of long-term loans due within one year.
Debentures payable	93,498	62,207	31,291	50.30	Sinopec Corp. issued medium-term notes in the reporting period.

Items of Consolidated Income Statement	As at 30 September 2009	As at 30 September 2008	Increase/(decrease)		Main reason for Changes
			Amount	Percentage
	During the January-September RMB millions		RMB millions	%
Operating costs	667,113	1,056,526	(389,413)	(36.86)	Mainly attributable to the decreased cost of raw materials resulted from decrease of the crude oil price compared with the same period of the preceding year.
Sales taxes and surcharges	96,911	47,464	49,447	104.18	The increased fuel consumption tax levied by the government since the beginning of this year has directly resulted in increase of sales taxes.
Impairment losses	599	11,952	(11,353)	(94.99)	Mainly attributable to the impairment of crude oil in the first three quarters of last year.
Loss/(gain) from changes in fair value	409	(3,753)	4,162	Not applicable	Attributable to the changes in the unrealised gain/loss on the embedded derivative component of the Convertible Bonds caused by the fluctuations in the valuation of H shares of Sinopec Corp.
Non-operating income	569	46,157	(45,588)	(98.77)	Mainly attributable to that Sinopec Corp. recognised subsidy income in the first three quarters of last year.
Income tax expense	14,082	2,420	11,662	481.90	The increase of income tax is attributable to increase of the profit before taxation compared with the same period of the preceding year.
Net profit attributable to the equity shareholders of the Company	49,714	15,052	34,662	230.28
Benefited from the revised pricing mechanism of refined petroleum products in the domestic market, the refining segment of Sinopec Corp. made profit in the reporting period. Meanwhile, the Management made effort to expand market and improve efficiency.

Net profit/(loss) attributable to minority interests	2,121	(1,586)	3,707	Not applicable	Mainly attributable to the increase of the net profit from controlling subsidiaries.

3.2	Significant events and their impacts as well as the analysis and explanations for the solutions

√  Applicable □ Inapplicable

On the Acquisition of All the Assets of 6 Research Institutes and All the Equity Interests of 5 Companies under Sinopec Asset Management Company

On August 21, 2009, Sinopec Corp. held the second meeting of its 4th Session of the Board of Directors, where the attendees reviewed and approved the Proposal Concerning the Acquisition of Certain Assets and Equity Interests of Sinopec Assets Management Company. Under the proposal, Sinopec Corp. acquired all the assets of 6 subsidiaries of Sinopec Asset Management Company, including RIPED, RIPP, BCRI and three other research institutes in Shanghai, Fushun and Qingdao, and 100% equity interests of 5 wholly-owned subsidiaries, including Xingpu Company, BCRI Design Institute, Sinosun Certification Center, Fushun Huanke Company and Materials Equipment Company. The acquisition consideration amounts to RMB 3,945.81 million, including RMB 3,110.16 million for all the assets of the 6 research institutes and RMB 835.65 million for 100% equity interests in the 5 limited-liability companies. For more information, please read the connected transaction announcements released in China Securities Journal, ShangHai Securities News and Securities Times dated August 24.

3.3	Status of commitment issue fulfillment by the Company, shareholder and actual controller.

□ Applicable √ Inapplicable

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year.

√  Applicable □ Inapplicable

In 2008, the international crude oil price went up by a large margin and tight control was imposed on the domestic price of oil products. The oil product price was even lower than the crude oil price. The Company took all measures to ensure the supply of oil product to the market by purchasing resources from a wide range of sources and importing of oil products in time, and further optimizing the transportation of oil products. The measures caused a heavy loss to the Company’s refining business and a significant decline in overall results.

Since the beginning of 2009, China launched the reform of refined oil product prices and taxes. The domestic oil refining business has gradually taken a turn for the better, making it possible to give a play to the advantages of the Company’s oil refining business in scale, cost, integration and management. The market demand for chemical products also shows an upturn. The Company expects a year-on-year increase of more than 50% in the 2009 annual results.

3.5       Implementation of Cash Dividend in the Reporting Period

√  Applicable □ Inapplicable

Distribution of interim dividend of 2009

Authorized at the 2008 shareholders’ meeting and approved at the second meeting of the 4th Session of the Board of Directors of Sinopec Corp., the dividend distribution plan for the half year ended on June 30, 2009 is RMB 0.007 (including tax) per share, calculated on the basis of 86.702439 billion shares as of June 30, 2009, amounting to about RMB 6.069 billion of cash dividends, which were distributed on October 15, 2009 to all the shareholders whose names appeared on the Sinopec Corp.'s register of members as of September 21, 2009

3.6	This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail, in case of any disparity in construing these two versions.

By Order of the Board Su Shulin Chairman

Beijing, PRC 29 October 2009

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 30, 2009